UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 2, 2012

Adverse Ruling in Contempt Proceeding in Rudolph Patent
Infringement Case

As part of the proceedings in the patent infringement case brought against Camtek by August Technology Corp. (now Rudolph Technologies, Inc.) in the Federal District Court for the District of Minnesota, on March 26, 2012, the District Court issued an Order adopting the Magistrate Judge's Report and Recommendation on contempt and damages in a sum of $1,291,892. A separate proceeding before the Magistrate Judge was ordered to determine attorneys' fees to be awarded in connection with the contempt charges.

The District Court held that some of Camtek’s communications made during 2009 related to the eventual sale of some of its Falcon systems in Asia were prohibited by the injunction that was then in place (the injunction was vacated by the U.S. Court of Appeals for the Federal Circuit in August 2011).

Camtek is currently in the process of studying this ruling and intends to appeal it. At this stage, Camtek cannot estimate its monetary exposure as a result of this ruling, if at all.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yield, for the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain forward-looking statements regarding future events or the future performance of Camtek. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by Camtek with the SEC.